As filed with the Securities and Exchange Commission on January 26, 1998
                                               Securities Act File no. 33-81640
                                       Investment Company Act File no. 811-8632



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.
                                (Name of Issuer)


                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.
                      (Name of Person(s) Filing Statement)


                SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    88022J107
                      (CUSIP Number of Class of Securities)


                             Barbara J. Green, Esq.
                   Templeton Vietnam Opportunities Fund, Inc.
                             500 East Broward Blvd.
                       Ft. Lauderdale, Florida 33394-3091
                                 (954) 527-7577
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With Copies to:
                             Allan S. Mostoff, Esq.
                             Dechert Price & Rhoads
                               1500 K Street, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 626-3300

                                January 26, 1998
                               (Date of Amendment)


                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------

   Transaction                                      Amount of
   Valuation (a):   $32,516,467.14                  Filing Fee (b):  $6,503.29

--------------------------------------------------------------------------------
(a) Calculated as the aggregate maximum purchase price to be paid for shares in the offer, based upon the net asset value per share ($8.07) at December 10, 1997.


(b)   Calculated as 1/50th of 1% of the Transaction Valuation.


X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid: $6,503.29

      Form or Registration No.:  Schedule 13E-4

      Filing Party:  Templeton Vietnam Opportunities Fund, Inc.

      Date Filed:  December 19, 1997

     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule 13E-4 of Templeton Vietnam Opportunities Fund, Inc. (the "Fund") relating to an offer to purchase up to 4,029,302 (approximately 50%) of the Fund's outstanding shares of common stock, par value $.01 per share (the "Shares"), for cash, and originally filed with the Securities and Exchange Commission on December 19, 1997, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities and Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 Midnight, Eastern Standard time, on January 20, 1998 (the "Expiration Date"). Pursuant to the Offer, approximately 3,377,430 Shares were tendered, all of which were accepted by the Fund for purchase at a net asset value of $7.77 per Share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate price of approximately $26,242,632.88.

Item 9.  Material to Be Filed as Exhibits:

         The  following   materials  are  hereby  filed  as  additional
Exhibits to the Schedule  13E-4.

         (a) (5) Text of  Completion Press Release dated January 21, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.


/s/ BARBARA J. GREEN                                /s/ JEFFREY L. STEELE
By:  Barbara J. Green                               By:  Jeffrey L. Steele
Title: Secretary                                    Title:  Assistant Secretary

Date:  January 26,1998

                                  EXHIBIT INDEX


(a)  (1) (i)      Advertisement printed in The Wall Street Journal.*

(a)  (1) (ii)     Offer to Purchase.*

(a)  (2) (i)      Form of Letter of Transmittal.*

(a)  (2) (ii)     Form of Notice of Guaranteed Delivery.*

(a)  (2) (iii)    Form of Templeton Funds Application Form.*

(a)  (3) (i)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)  (3) (ii)     Form of Letter to Clients of Brokers, Dealers, Commercial
                  Banks, Trust Companies and other Nominees.*

(a)  (3) (iii)    Form of Letter to Shareholders who have requested information.*

(a)  (4)          Text of Press Release dated December 19, 1997.*

(a)  (5)          Text of Completion Press Release dated January 21, 1998.

(b)               Not applicable.

(c) (1)           Depositary  Agreement,  dated as of December 19, 1997,  between the Fund and ChaseMellon Shareholder Services, L.L.C.*

(c)  (2)          Investment Advisory Agreement, dated as of September 15, 1994, between the
                  Fund and Templeton Asset Management Limited (formerly Templeton Investment
                  Management (Singapore) Pte. Ltd.).*

(c) (3)           Information  Agent Services  Agreement,  dated as of December 19, 1997, between the Fund and ChaseMellon Shareholder Services, L.L.C.*

(d)-(f)           Not applicable.


*    Previously filed.

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton Fund Information at 1/800-342-5236. Members of the media should contact Franklin Templeton Public Relations at 650-312-4701.

               TEMPLETON VIETNAM OPPORTUNITIES FUND, INC. ("TVF")
                      COMPLETES TENDER OFFER FOR ITS SHARES

     Ft. Lauderdale, Florida, January 21, 1998 - Templeton Vietnam Opportunities Fund, Inc. announced today the preliminary results of its tender offer for up to 4,029,302 shares of its common stock, representing approximately 50% of its outstanding shares. The offer expired at 12:00 Midnight, Eastern Standard time, on January 20, 1998.

     The Fund stated that approximately 3,376,120 shares of common stock, or approximately 42 percent of the Fund's common stock outstanding as of the expiration of the tender offer, were tendered through the stated expiration date. The shares of common stock tendered were accepted for payment in their entirety at a price of $7.77 per share, the net asset value as determined as of the close of the New York Stock Exchange on the expiration date. Payment for the shares is expected to be mailed to tendering shareholders promptly.

     The Fund intends to hold its Annual Meeting of Shareholders on March 31, 1998 to determine the future of the Fund. The Board plans to submit to shareholders a proposal to change the name of the Fund to "Templeton Vietnam and Southeast Asia Fund, Inc.," and to change the Fund's investment policies to expand its ability to invest in other Southeast Asian countries, while continuing to focus its investment program on Vietnam. Any solicitation of proxies by the Fund in connection with the Annual Meeting will be made only pursuant to separate proxy materials filed under the federal securities laws.

     The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment manager is Templeton Asset Management Ltd. and whose lead portfolio manager is Dr. J. Mark Mobius. The Fund currently has net assets approximating $60 million. The Fund's investment manager is a subsidiary of Franklin Resources Inc. (NYSE: BEN). Franklin's main business is the $221 billion Franklin Templeton Group. Franklin has its headquarters at 777 Mariners Island Blvd., San Mateo, California 94404.